Exhibit (p) (1)

STONE RIDGE TRUST IV

SUBSCRIPTION AGREEMENT

FOR SEED CAPITAL

This Subscription Agreement for Seed Capital (the “Agreement”) is made as of the 8th day of March, 2016 between Stone Ridge Asset Management LLC, a Delaware limited liability company (“Stone Ridge”), and Stone Ridge Trust IV (the “Trust”), a Delaware statutory trust, on behalf of its series, Stone Ridge Post-Event Reinsurance Fund (the “Fund”).

WHEREAS, the Fund wishes to sell to Stone Ridge, and Stone Ridge wishes to purchase from the Fund, 10,000 common shares of beneficial interest, $0.01 par value per share, of the Fund, at a purchase price of $10.00 per share, (collectively, the “Shares”); and

WHEREAS, Stone Ridge is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by Section 14(a)(1) of the Investment Company Act of 1940, as amended, in order for the Fund to conduct a public offering of its shares;

NOW, THEREFORE, the parties hereto agree as follows:

1.

Simultaneously with the execution of this Agreement, Stone Ridge shall tender to the Fund the amount of $100,000 in full payment for the Shares, receipt of which is hereby acknowledged by the Trust on behalf of the Fund; and

2.	Stone Ridge agrees that it is purchasing the Shares for investment purposes and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

STONE RIDGE ASSET MANAGEMENT LLC

By: /s/ Ross Stevens
Name: Ross Stevens
Title: President

STONE RIDGE TRUST IV

By: /s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Secretary